As a registered shareholder of Company Name, you are entitled to receive our interim financial statements, annual financial statements, or both.  If you wish to receive them, please complete and return this form by mail (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this form each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

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REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Company Name and send me their financial statements as indicated below:

Interim Financial Statements

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Annual Financial Statements

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(Please Print)

Name ___________________________

Address _________________________

________________________________

Postal Code/Zip Code ______________

Return by Mail to:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station,

Toronto, Ontario, M5C 2W9